UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  July 20, 2009

Commission File Number:  001-34395

China Networks International Holdings Ltd.
(Exact name of registrant as specified in its charter)

China Networks International Holdings Ltd.
(Translation of Registrant’s name into English)

801 Block C, Central International Trade Center
6A Jianguomenwai Avenue
Chaoyang District
Beijing, 100022 PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☒

Explanatory Note:  The attached press release was issued by the registrant on July 19, 2009.  The registrant’s securities were suspended from trading on the NYSE/Amex at the close of the markets on Friday, July 17, 2009, until the registrant can regain compliance with the exchange’s listing criteria.

CHINA NETWORKS’ ADDRESSING NYSE/AMEX LISTING REQUESTS

NEW YORK, July 19/PRNewswire-FirstCall/ — China Networks International Holdings Ltd. (NYSE Amex: CNR) (“CNIH”) today reported that it was informed by the NYSE Amex at 3:15PM on Friday, July 17, 2009 that as of the close of trading on that date the Company’s listed securities were to be suspended from trading pending satisfaction of certain listing criteria, including primarily the minimum public shareholder count.  CNIH is in the process of augmenting its shareholder base and addressing the Exchange’s other requests.  CNIH expects its securities will become eligible for quotation in the Over-the-Counter market during the period in which the appeal with the Exchange is pending.

About CNIH

CNIH is a provider of broadcast television advertising in the People’s Republic of China through joint venture arrangements with state-owned television stations.  The Company’s principal executive offices are in Beijing, PRC.  CNIH is the result of a merger between Alyst Acquisition Corp., a SPAC, and China Networks Media, Ltd., which was consummated effective June 26, 2009.  CNIH is incorporated in the British Virgin Islands.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about CNIH.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of CNIH’s management and are subject to risks and uncertainties which could cause actual results to differ from the forward- looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions. Alyst undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For Further Information, please contact:

China Networks International Holdings Ltd.
Michael E. Weksel
Tel: (646) 290-6104
Email: mweksel@gmail.com
SOURCE:  China Networks International Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

By:	/s/ Michael E. Weksel

Name: Michael E. Weksel
Title: Chief Financial Officer

July 20, 2009